

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2019

Dan Peisert
Senior Vice President and Chief Financial Officer
Assertio Therapeutics, Inc
100 South Saunders Road, Suite 300
Lake Forest, IL 60045

      Re: Assertio Therapeutics, Inc
            Form 10-K for the fiscal year ended December 31, 2017
            Filed March 1, 2018
            File No. 001-13111

Dear Mr. Peisert:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Healthcare & Insurance